# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRISALUS LIFE SCIENCES, INC., CIK 0001826667
CUSIP: 89680M101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 6272 W 91st Avenue, Westminster, Colorado (CO), 80031
Date of event which requires filing of this statement: 12/17/2024
Amends the filing with accession number 0001193125-23-217001
Filed by CIK 0001459154
Persons authorized to receive notices and communications: Mats Wahlstrom, c/o TriSalus Life Sciences, Inc., 6272 W. 91st Avenue, Westminster, Colorado (CO), 80031, 720-937-6282

## Reporting persons
- Mats Wahlstrom (CIK 0001459154): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,427,409; shared voting power 1,370,028; sole dispositive power 1,427,409; shared dispositive power 1,370,028; aggregate amount beneficially owned 2,797,437 (9% of the class)
- Kerry R. Hicks (CIK 0001110473): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 950,212; shared voting power 1,370,028; sole dispositive power 950,212; shared dispositive power 1,370,028; aggregate amount beneficially owned 2,320,240 (7.5% of the class)
- HW Investment Partners, LLC (CIK 0001987394): type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); source of funds: other (OO); sole voting power 0; shared voting power 1,370,028; sole dispositive power 0; shared dispositive power 1,370,028; aggregate amount beneficially owned 1,370,028 (4.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: TRISALUS LIFE SCIENCES, INC.
Address of issuer's principal executive offices: 6272 W 91st Avenue, Westminster, Colorado (CO), 80031
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 21, 2023 (the "Original Schedule 13D") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D. Unless amended or supplemented herein, the information in the Original Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of Mats Wahlstrom ("Wahlstrom"), Kerry R. Hicks ("Hicks") and HW Investment Partners, LLC ("HW Investment"). Wahlstrom, Hicks and HW Investment are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.

Each Reporting Person's beneficial ownership of the Issuer's Common Stock includes 1,370,028 shares of Common Stock held directly by HW Investment.

In the case of Wahlstrom, beneficial ownership also includes: (i) 1,254,259 shares of Common Stock held directly by Leonard Capital, LLC ("Leonard Capital"), (ii) 50,000 shares of Common Stock issuable upon conversion of shares of the Issuer's Series A Preferred Stock held directly by Leonard Capital, (iii) 6,081 shares of Common Stock issuable upon conversion of dividends that have accrued, or will accrue within 60 days of this filing, on Series A Preferred Stock held directly by Leonard Capital; (iv) 40,915 shares of Common Stock held directly by Wahlstrom; and (v) 117,069 shares of Common Stock issuable pursuant to options held directly by Wahlstrom that are exercisable within 60 days of this filing.

In the case of Hicks, beneficial ownership also includes: (i) 81,845 shares of Common Stock held directly by the Millennium Trust Company, LLC ("Millennium"); (ii) 322,737 shares of Common Stock held directly by The Kerry Raymond Hicks Dynasty Trust ("Dynasty Trust"); (iii) 514,589 shares of Common Stock held directly by Hicks; and (iv) 31,041 shares of Common Stock issuable pursuant to options held directly by Hicks that are exercisable within 60 days of this filing.
Residence or business address: The business addresses of the Reporting Persons is 1726 Cole Boulevard, Suite 320, Lakewood, CO 80401.
Present principal occupation or employment:
Mats Wahlstrom is a member of the board of directors of the Issuer. Mr. Wahlstrom serves as the Co-Chairman of HW Investment Partners, LLC and as Partner and Executive Chairman of KMG Capital Partners, LLC, both investment funds focused on investments in the healthcare industry. He is also the sole managing member of Leonard Capital.

Kerry Hicks is a member of the board of directors of the Issuer. Mr. Hicks serves as Partner, Chief Executive Officer, and President of KMG Capital Partners LLC, a boutique healthcare venture capital company. He also serves as Executive Chairman of Circuit Clinical, an integrated research organization, and Co-Chairman and Partner of Breakout Investment Partners, LLC, a venture capital firm that focuses on investing in healthcare companies. He is the sole trustee of the Dynasty Trust and sole owner of his self-directed IRA account, for which Millennium acts as custodian. He also serves as the Co-Chairman of HW Investment.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Wahlstrom and Hicks are citizens of the United States and HW Investment was organized in Colorado.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original 13G is hereby amended and supplemented as follows:

On December 12, 2024, the Issuer entered into a securities purchase agreement with certain accredited investors (the "2024 PIPE Investors"), pursuant to which the Issuer agreed to issue and sell to the 2024 PIPE Investors in a private placement (the "2024 Private Placement") an aggregate of 251,885 shares of Common Stock at a price of $3.97 per share. The 2024 Private Placement closed on December 17, 2024. Wahlstrom purchased 25,188 shares of Common Stock in the 2024 Private Placement, for total consideration of $99,996.36. The securities directly held by Wahlstrom were purchased with personal funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A is incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 30,493,137 shares of the Common Stock issued and outstanding as of November 8, 2024 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2024; and (ii) 251,885 shares of Common Stock issued in the 2024 Private Placement, adjusted for each Reporting Person, in accordance with rules of the SEC, to give effect to the conversion of Series A Preferred Stock and accrued dividends thereon and exercise of stock options within 60 days, in each case beneficially owned by such Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A and Item 2 above is incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer's Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement, dated August 21, 2023 (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13D filed on August 21, 2023).

## Signatures
- Mats Wahlstrom: /s/ Mats Wahlstrom, Mats Wahlstrom (12/19/2024)
- Kerry R. Hicks: /s/ Kerry R. Hicks, Kerry R. Hicks (12/19/2024)
- HW Investment Partners, LLC: /s/ Mats Wahlstrom, By Mats Wahlstrom, Co-Managing Member (12/19/2024)
- HW Investment Partners, LLC: /s/ Kerry R. Hicks, By Kerry R. Hicks, Co-Managing Member (12/19/2024)